

December 23, 2013

Via E-mail
Frank J. Monteiro
Chief Financial Officer and Secretary
Platform Specialty Products Corporation
5200 Blue Lagoon Drive, Suite 855
Miami, FL 33126

> **Re:** **Platform Specialty Products Corporation**
> **Registration Statement on Form S-4**
> **Filed December 11, 2013**
> **File No.333-192778**

Dear Mr. Monteiro:

We have reviewed your registration statement and have the following comments.

Prospectus Cover

1. We note your response to comment 10 in our letter dated December 2, 2013; however, disclosure in the third paragraph has not been revised to indicate whether a plan participant may elect to receive (i) cash, (ii) stock, or (iii) a combination of both. Please advise and revise your disclosure to make it consistent with your page 79 disclosure and the provisions of the third "Whereas" clause in the Exchange Agreement.

Information Regarding Forward-Looking Statements, page 28

2. Please remove references to the safe harbor under the Private Securities Litigation Reform Act as it would not apply to you.

MacDermid Management's Discussion and Analysis of …Operations, page 47

Global Economic and Industry Conditions, page 47

3. We note your response to comment 31 in our letter dated December 2, 2013. As it appears that the statements included in the registration statement represent management's beliefs, please revise your disclosure to reflect this fact.

Executive Compensation, page 98

4. We note the revised footnote (4) disclosure stating that Mr. Leever was on occasion accompanied by family members when flying on business in the aircraft leased by

MacDermid. As the amount of "All Other Compesation" for Mr. Leever has not changed, please confirm that the disclosure of this perquisite is being made in accordance with footnote 213 to the SEC Release No.33-8732A which states that "the amount attributed to perquisites and other personal benefits for federal income tax purposes is not the incremental cost for purposes of our disclosure rules unless, independently of the tax characterization, it constitutes such incremental cost."

Related Party Transactions, page 105

Registration Rights Agreement, 106

5.   Please revise the disclosure to briefly describe who the "included" parties to this agreement are, identify Pershing Square Capital as one of your beneficial owners, and list the transactions pursuant to which Pershing acquired the shares covered by the registration rights agreement.

Material U.S. Federal Income Tax Consequences of the Domestication, page 127

Effect of Section 367, page 129

6.   We note your revised disclosure in response to comment 57 in our letter dated December 2, 2013. Please confirm that the analysis referred to in your disclosure will be part of the year-end audit.

PFIC Considerations, page 132

7.   We note your response to comment 58 in our letter dated December 2, 2013; however, it is unclear why you would discuss tax concerns related to PFIC status if you believe that you "will not be a PFIC." Please advise or revise your disclosure to either comply with our prior comment 58 or reconsider its relevance to the extent that these tax risks are not material to you.

10. Income Taxes, page F-49

8.   We note your response to comment 63 from our letter dated December 2, 2013. So that we may better understand how your income tax expense has been affected by the foreign jurisdictions in which you operate, please supplementally quantify for us the amount of pre-tax income (loss) generated in each foreign jurisdiction and the statutory tax rates for those jurisdictions for each period presented.

20. Segment Information, page F-66

9.   We note your response to comment 67 from our letter dated December 2, 2013. Your revised disclosures on page F-68 indicate that you have two primary categories of

products within the performance materials segment – industrial products and electronic products. Please tell us how these two primary categories differ from the three classes of products for this segment that you describe on page 85 (functional products, decorative products, and metallization products). If appropriate, please revise your filing to ensure consistency between these disclosures.

MacDermid, Incorporated and Subsidiaries Consolidated Financial Statements as of September 30, 2013

7. Equity Compensation Plans, page F-79

10.   You disclose on page F-82 that no compensation expense was recognized during the nine months ended September 30, 2013 related to the C shares since a change in control, liquidating event or initial public offering was not probable. Please help us understand the factors you considered in arriving at this conclusion. We note your subsequent event disclosure on page F-95 that in connection with the October 31, 2013 acquisition, the outstanding Class C shares vested and were paid on November 1, 2013.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Lisa Etheredge, Staff Accountant, at 202-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
Kara MacCullough, Esq.
Grant J. Levine, Esq.
Greenberg Traurig, P.A.